UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended April 30, 2024

Helio Corporation, Inc.

(Exact name of issuer as specified in its charter)

Florida	92-0586004
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

2448 Sixth Street, Berkeley, CA 94710

(Address, including zip code of principal executive offices)

510-224-4495

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information and financial data discussed below is derived from our unaudited financial statements, herein, for the period from November 1, 2023 to April 30, 2024. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles in the United States. The information and financial data discussed below is only a summary and should be read in conjunction with the related notes contained elsewhere in this filing. The financial statements contained elsewhere in this filing fully represent our financial condition and operations; however, they are not indicative of our future performance

Results of Operations

The following table summarizes our gross revenue, operating expenses, and net loss for the six months ended April 30, 2024.

The table below sets forth line items from the Company’s unaudited Consolidated Statements of Operations.

Helio Corporation and Subsidiaries

Consolidated Statements of Operations

Unaudited

	For the six months ended April 30,
	2024	2023
Revenue:
Service fees	$2,930,274	$3,694,781
Engineering fees	562,926	535,359
Materials	160,992	210,774
Other	1,000	4,243

	3,655,192	4,445,157

Expenses:
Selling expenses	2,295,512	2,713,843
General and administrative expenses	1,437,498	1,149,340
Facilities expense	367,321	422,055
Professional fees	184,748	38,494
Depreciation expense & right of use amortization	34,011	21,601
	4,319,091	4,345,333

Operating income	(663,898)	99,824

Other expense:
Interest expense	(46,427)	(13,044)

Net income before taxes	(710,326)	86,780

Less:
Corporate income tax	(800)	(2,450)

Net income	$(711,126)	$84,330

Net income attributable to common share	$(711,126)	$84,330

Net loss per common share – basic	$(.0635)	$.0053

Net loss per common share - diluted	$(.05810)	$.0485

Weighted average shares outstanding - basic	11,194,633	16,000,000

Weighted average shares outstanding - diluted	12,239,433	17,371,876

See accompanying notes to unaudited consolidated financial statements.

Six Months Ended April 30, 2024.

Gross revenue: For the six-month period ended April 30, 2024, gross revenue was $3,655,192.

General and administrative: General and administrative expenses for the six-month period ended April 30, 2024 were $4,319,091.

Interest expense: Interest expense was $46,427.

Net income (loss): Net loss was $711,126 for the six months ended April 30, 2024.

Liquidity and Capital Resources

We had an operating deficit of $711,126 resulting in a reduction of working capital to $695,790 as of April 30, 2024. As of April 30, 2024, we had $742,260 of cash. The Company had adequate cash on hand as well as receivables available to fund operations over the next 12 months.

The Company has experienced negative cash flows from operations due to expenses associated with the reverse merger transaction on January 3, 2024 and also due to reduced revenues during the reporting period. The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. The Company plans to seek additional funding through a bank credit facility, public or private offerings, or private equity. There can be no assurance as to the availability, if any, or terms upon which such financing and capital might be available in the future.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

Item 2. Other Information

None.

Item 3. Financial Statements

Helio Corporation

Consolidated Balance Sheet

Unaudited

	April 30,	April 30,
	2024	2023
Assets

Current assets:
Cash	$742,260	$805,784
Accounts receivables	1,333,048	1,393,237
Prepaid expenses and other current assets	104,337	106,187

Total current assets	2,179,645	2,305,207

Property and equipment, net	87,390	36,482
Right-of-use asset	1,133,893	1,501,645

Total assets	$3,400,928	$3,843,335

Liabilities and Shareholders’ Equity

Current liabilities:
Accrued compensation	$776,481	$808,684
Accounts payable and accrued expense	10,155	8,327
Current portion of notes payable	79,806	36,502

Total current liabilities	866,442	853,513

Notes payable, less current portion, net	640,000	410,000
Right-of-use liability	1,198,696	1,523,246

Total liabilities	2,705,138	2,786,759

Shareholders’ equity

Common stock, no par value, 100,000,000 shares authorized; 11,194,633 and 16,000,000 shares issued and outstanding on April 30, 2024, and 2023, respectively	483,975	1600
Retained earnings	211,815	1,054,576

Total shareholders’ equity	695,790	1,056,576

Total liabilities and shareholders’ equity	$3,400,928	$3,843,335

See accompanying notes to unaudited consolidated financial statements.

Helio Corporation and Subsidiaries

Consolidated Statements of Operations

Unaudited

	For the six months ended April 30,
	2024	2023
Revenue:
Service fees	$2,930,274	$3,694,781
Engineering fees	562,926	535,359
Materials	160,992	210,774
Other	1,000	4,243

	3,655,192	4,445,157

Expenses:
Selling expenses	2,295,512	2,713,843
General and administrative expenses	1,437,498	1,149,340
Facilities expense	367,321	422,055
Professional fees	184,748	38,494
Depreciation expense & right of use amortization	34,011	21,601
	4,319,091	4,345,333

Operating income	(663,898)	99,824

Other expense:
Interest expense	(46,427)	(13,044)

Net income before taxes	(710,326)	86,780

Less:
Corporate income tax	(800)	(2,450)

Net income	$(711,126)	$84,330

Net income attributable to common share	$(711,126)	$84,330

Net loss per common share – basic	$(.0635)	$.0053

Net loss per common share - diluted	$(.0510)	$.0485

Weighted average shares outstanding - basic	11,194,633	16,000,000

Weighted average shares outstanding - diluted	12,239,433	17,371,876

See accompanying notes to unaudited consolidated financial statements.

Helio Corporation

Consolidated Statement of Changes in Shareholders’ Equity

Unaudited

	No par-value Common Stock		Shareholders’
	Shares	Amount	Retained Earnings	Totals
October 31, 2021	16,000,000	$1,600	$953,979	$955,579
Shares issued for cash	-	-	-	-
Net income	-	-	16,667	16,667
October 31, 2022	16,000,000	$1,600	$970,646	$972,246
Shares issued for cash	-	-	-	-
Net income	-	-	61,203	61,203
October 31, 2023	16,000,000	$1600	$1,031,849	$1,033,449
Shares issued for cash	2,000,000	372,900	-	372,900
Shares cancelled	(7,024,067)	-	-	-
APIC	218,700	109,475	(108,908)	567
Net income	-	-	(711,126)	(711,126)
April 30, 2024	11,194,633	$483,975	$211,815	$695,790

See accompanying notes to unaudited consolidated financial statements.

Helio Corporation

Consolidated Statements of Cash Flows

Unaudited

	For the six months ended April 30,
	2024	2023
Operating activities:
Net income	$(711,126)	$84,330
Adjustments to reconcile net income to net cash from operating activities:
Depreciation & amortization	22,663	19,506
Change in operating assets and liabilities:
Other receivables	415,131	(64,992)
Prepaid expenses and other current assets	800	-
Accounts payable	(41,253)	(32,108)
Accrued compensation and payroll liabilities	(136,061)	62,211

Net cash from operating activities	(449,847)	68,948

Investing activities:
Right of use asset	183,876	(1,501,645)

Net cash from investing activities	183,876	(1,501,645)

Financing activities:
Proceeds from notes payable	292,703	86,464
Proceeds issuance of common stock	372,900	-
Right of use liability	(162,275)	1,523,246

Net cash from financing activities	503,328	1,609,710

Net increase in cash	237,357	177,013

Cash-beginning	504,902	628,771

Cash-ending	$742,260	$805,784

See accompanying notes to unaudited consolidated financial statements.

Helio Corporation

Notes to the Financial Statements

NOTE 1: BUSINESS

Helio Corporation was originally incorporated under the original name Stirling Bridge Group, Inc. on October 3, 2022, in Florida and is based in Berkeley, CA. In January 2024, the Company acquired 100% of the stock of Heliospace Corporation and changed its name from Web3 Corporation to Helio Corporation. Our principal executive offices are located at 2448 Sixth Street, Berkeley, CA 94710.

Helio Corporation is a technology, engineering, and research and development (R & D) holding company serving commercial, government, and non-profit organizations. Products include hardware, systems, and services in aerospace and other markets for customers such as NASA, universities, and private space companies. Helio has one current subsidiary: Heliospace Corporation, a Delaware Corporation (“Heliospace”). Heliospace was incorporated on March 6th, 2018. Heliospace is an aerospace company offering wide ranging solutions including space qualified hardware, systems engineering, analysis, management, and integration & test services for space missions. The customer base ranges from NASA and foreign space agencies to private companies, foundations, Universities, and non-profits.

With deep expertise in civil space missions, Heliospace brings its insights and capabilities to bear on space systems and instruments for NASA, HBR/Blue Origin, Universities, The Southwest Research Institute, research laboratories, and commercial companies in pursuit of science, exploration, and the commercial development of space.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of Helio Corporation (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position presented have been reflected herein.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three (3) months or less to be cash equivalents. The Company had no such cash equivalents as of April 30, 2024 and 2023.

Cash accounts are insured at the Federal Deposit Insurance Corporation limits of $250,000 per bank. At times throughout the year, such bank balances may have exceeded the federally insured limit. As of April 30, 2024, approximately $490,000 of cash was not covered by insurance.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Helio Corporation

Notes to the Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company intends to derive its revenue primarily from engineering related services.

Effective October 3, 2022, the Company adopted Accounting Standards Update ASU 2014-09, Revenue from contracts with Customers - Topic 606, and all subsequent ASUs that modified ASC 606. The implementation of the new standard had no material impact on the measurement or recognition of revenue of current and prior periods presented. Income from revenue generated by technology services, licensing fees and related services are outside the scope of ASC 606. Contracts are valued at a fixed price at inception and do not include any variable consideration or financing components in our normal course of business. In applying judgment, the Company considers customer expectations of performance materiality and the core principles of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers.

The Company recognizes revenue from milestone payments under ASC 606. The Company recognizes revenue at a point in time. The Company generally invoices customers for milestone payments at such time as the right to consideration becomes unconditional and the Company has no remaining performance obligations for said payment associated therewith.

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740 Accounting for Income Taxes, which requires a company to first determine whether it is more likely than not (which is defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes are also recognized for carry-forward losses which can be utilized to offset future taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income. Income tax expense is comprised of the sum of current income tax plus the change in deferred tax assets and liabilities.

Earnings (loss) Per Share

Basic earnings (loss) per common share is computed based on the weighted average number of shares of all classes of common stock outstanding during the period. Diluted earnings per common share is computed based on the weighted average number of common shares outstanding during the period increased, when applicable, by dilutive common stock equivalents. When the Company has a net loss, dilutive common stock equivalents are not included as they would be anti-dilutive.

Leases

The Company accounts for leases based on ASU 2016-02, “Leases” (Topic 842). Based on this standard, the Company determines if an agreement is a lease at inception. Operating leases are included in operating lease – right of use, current portion of operating lease liability, and operating lease liability, less current portion in the Company’s balance sheets. Finance leases are included in property, plant and equipment, net, current portion of long-term debt, net and long-term debt, less current portion, and debt issuance costs in the Company’s consolidated balance sheet.

As permitted under ASU 2016-02, the Company has made an accounting policy election not to apply the recognition provisions of ASU 2016-02 to short term leases (leases with a lease term 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term.

Helio Corporation

Notes to the Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718, Stock Compensation. The computation of the expense associated with stock-based compensation requires the use of a valuation model. The company currently obtains valuation reports according to Internal Revenue Code 409A (“409A”) and FASB Accounting Standards Codification Topic 718 – Stock Compensation (“ASC 718”). Valuation analysis reports are prepared following the guidance of the American Institute of Certified Public Accountants (“AICPA”) Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Guide”). Equity-based compensation consists solely of stock options awards, including Incentivized Stock Options (ISOs) and Non-Qualified Stock Options (NSOs), whose exercise prices are determined by the valuation reports.

Impairment of Assets

The Company assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an assets or cash-generating unit’s (CGU) fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are considered, if available. If no such transactions can be identified, an appropriate valuation model is used.

Impairment losses of continuing operations are recognized in the income statement in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the assets or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Subsequent Events

The Company evaluates events and transactions that occur after the balance sheet date but before the financial statements are issued or available to be issued to determine whether they should be recognized or disclosed in the financial statements.

Helio Corporation

Notes to the Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent events are classified into two types:

Recognized Subsequent Events:

These events provide additional evidence about conditions that existed at the balance sheet date. The financial statements are adjusted to reflect these events. For example, if a customer goes bankrupt after the balance sheet date but the conditions leading to the bankruptcy existed before the balance sheet date, the allowance for doubtful accounts is adjusted accordingly.

Non-Recognized Subsequent Events:

These events provide evidence about conditions that did not exist at the balance sheet date but arose after that date. These events are not recognized in the financial statements but are disclosed if they are of such a nature that their non-disclosure would make the financial statements misleading. For example, a natural disaster occurring after the balance sheet date that significantly affects the company’s assets would be disclosed. The Company discloses the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made, for all material non-recognized subsequent events.

Fair Value of Assets

The Company measures certain financial and non-financial assets at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Recently Issued Accounting Pronouncements

Recent accounting pronouncements that the Company has adopted or that will be required to adopt in the future are summarized below.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is part of the FASB’s initiative to reduce complexity in accounting standards. The ASU eliminates certain exceptions to the general principles of ASC 740, Income Taxes, and simplifies income tax accounting in several areas. The standard is effective for fiscal periods beginning after December 15, 2020, with early adoption permitted. The Company adopted this ASU as of November 1, 2021.

The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Helio Corporation

Notes to the Financial Statements

NOTE 3: RELATED PARTY TRANSACTIONS

Between August 2022 and April 2024 Paul Turin, shareholder and director, made various loans to the company. The balance at April 30, 2024 and April 30, 2023 was $490,000 and $260,000 respectively. The loans terms are for 36 months and are classified as non-current liabilities on the balance sheet with 4.5% to 11.25 % interest per annum and monthly payments of interest only.

Other shareholder loans are $10,000 and $79,806. The $79,806 loan is payable in 2024 and is classified as a current liability while the $10,000 note is identified as a non-current liability as of April 30, 2024.

	April 30,	April 30,
	2024	2023
Shareholder loan payable current portion	$79,806	$--
Shareholder loans payable non-current portion	490,000	260,000

Total related party loans payable	$569,806	$260,000

NOTE 4: PROPERTY AND EQUIPMENT

The major classifications of property and equipment are summarized as follows:

	April 30,	April 30,
	2024	2023
Furniture and equipment	$465,092	$391,521
Less accumulated depreciation	(377,702)	(355,039)

Property and equipment, net	$87,390	$36,482

Depreciation expenses for the years ended April 30, 2024, and 2023, was $22,744 and $19,506, respectively.

NOTE 5: NOTES PAYABLE

Secured notes

As of April 30, 2024, and 2023, the Company had secured notes payable in the aggregate amount of $719,806 and $410,000, respectively, with interest at 4.5% to 10%, per annum for a period of 6 to 36 months.

	Six months ended April 30
	2024	2023

Related party notes	$569,806	$260,000
Other notes payable	150,000	150,000

Notes payable	$719,806	$410,000

Helio Corporation

Notes to the Financial Statements

NOTE 5: NOTES PAYABLE (CONTINUED)

The aggregate maturity on the notes payable as of April 30, 2024, are as follows:

2024	$79,806
2025	250,000
2026	-
2027	150,000
2028	240,000
719,806
Debt discount	-
719,806
Less current portion	(79,806)
Notes payable, long-term portion, net	$640,000

For the six months ended April 30, 2024, and 2023, total interest expense on these notes’ payable was $46,427 and $13,044, respectively.

NOTE 6: STOCK OPTIONS

New employees are provided stock option plans vesting over a period of four years with a one-year cliff. After one year, 25% of the award size vests followed by 1/48th of the award size for each month thereafter. On a case-by-case basis, options have been granted outright with no vest period. In all cases the option exercise price is set by 409A valuation reports at the time of the option grants as described in Note 2.

Stock options were awarded in two periods during 2020 and 2022. During the twelve-month period ended October 31, 2023, six eligible employees were granted 481,016 stock options. As of the end of the reporting periods of April 30, 2022 and 2023 the following shares were outstanding, vested, and non-vested:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Outstanding at April 30, 2023	2,041,135	$0.08	7.5 Years
Vested at April 30, 2023	1,371,876	$0.08	7.5 Years
Non-vested at April 30, 2023	632,259	$0.08	8.5 Years
Outstanding at April 30, 2024	1,422,307	$0.08	6.5 Years
Vested at April 30, 2024	1,044,800	$0.08	6.5 Years
Non-vested at April 30, 2024	377,507	$0.08	8 Years

Helio Corporation

Notes to the Financial Statements

NOTE 7: LEASES

The Company has one material operating lease.

Under the operating lease the Company leases its offices in Berkeley, California. The lease expires on May 31, 2027.

The lease has been capitalized, on November 1, 2022, as a Right-of-use asset with an equal right-of-use liability using a discount rate of 10%. The initial present value of the right-of-use asset and liability was calculated to be $1,685,521. The Company determined this lease to be an operating lease since the office space never transfers to the lessee. The asset will be reduced on a straight-line basis over the 5-year term. The liability will be reduced by minimum payments outlined in the table below. During the six months ended April 30, 2024, the Company recorded approximately $189,800 in lease expense under the lease which is included in facilities expense in the Statement of Operations. Cash payments on the lease liability were approximately $179,500.

Years ending October 31,

FY 2024	$450,520
FY 2025	464,034
FY 2026	483,856
FY 2027	283,626
Total future minimum lease payments	$1,682,036
Less imputed interest	(321,065)
Total operating lease liability	$1,360,971

NOTE 8: COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is not presently a party to any legal proceedings the resolution of which the Company believes would have a material adverse effect on its business, financial condition, operating results, or cash flows. However, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on its business, financial position, results of operations, and /or cash flows.

NOTE 9: INCOME TAXES

The Company paid $800 and $2,450 in federal income tax for the period ended April 30, 2024, and April 30, 2023, respectively.

The Company reports on the calendar year basis using a hybrid cash/completed contract method of accounting and as such has disclosed the calculated deferred taxes as of the previous year end October 31, 2023.

Helio Corporation

Notes to the Financial Statements

NOTE 9: INCOME TAXES (CONTINUED)

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended October 31, 2023:

Year ended October 31,
2023
Federal statutory rate	21.0%
State statutory rate	8.84%
Effective tax rate	1.9%

As of October 31, 2023, the Company had a deferred tax asset in the amount of $ 26,959.  The Company believes that such assets did not meet the more likely than not criteria to be recoverable through projected future profitable operations in the foreseeable future.

October 31, 2023
Deferred taxes consist of:

Net operating loss deferred tax carryforward	$63,984
Cash basis tax adjustments	38,007
Subtotal	101,991
Valuation allowance	(50,442)
Deferred tax carryforward	$51,549
Federal tax rate	21%
Estimated taxes without loss carry forward	$26,959

The Company’s net operating loss carry forward for income tax purposes as of October 31, 2023, was approximately $128,378 and may be offset against future taxable income. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. Had the Company not utilized the net operating loss carryforward, the company would have paid an estimated federal income tax of $26,959 for the year ended October 31, 2023.

As of April 30, 2024, the Company did not record a deferred tax asset due to the materiality of the loss carryforward.

NOTE 10: CLIENT CONCENRATIONS

One customer accounted for 33.7% of the Company’s outstanding receivables on April 30, 2024 and 32% on April 30, 2023. The customer had an outstanding balance on April 30, 2024, of $449,237 and $445,835 as of April 30, 2023.

Helio Corporation

Notes to the Financial Statements

NOTE 11: SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the six months ended April 30:

	2024	2023
Cash paid for interest	$46,427	$13,044

Cash paid for income taxes	$800	$2,450

NOTE 12: SUSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through July 31, 2024, the date the financial statements were available to be issued.

Between May 1, 2024 and July 31, 2024, the Company had additional secured convertible notes payable in the aggregate amount of $450,000, with interest at 9.75% to 13% per annum, for a period of 9 to 24 months, as follows:

June 20, 2024 secured convertible note payable, amending and superseding March 18, 2024 secured convertible note payable, for an additional amount of $200,000 and a total aggregate amount of $450,000, interest at 9.75% per annum, for a period of 24 months; and,

July 31, 2024 secured convertible note payable for $250,000, interest at 13% per annum, for a period of 9 months.

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Articles of Incorporation (incorporated by reference to Exhibit 2.1).
2.3	ByLaws (incorporated by reference to Exhibit 2.3).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe the information contained within this Form 1-SA is true and correct to the best of its knowledge and belief and has duly signed this Form 1-SA in Berkeley, California on August 1, 2024.

Helio Corporation

By:	/s/ Gregory T. Delory
Gregory T. Delory
President and Chief Executive Officer, Director, Principal Financial Officer, Principal Accounting Officer